Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 +1 312 853 7000 +1 312 853 7036 Fax AMERICA ● ASIA PACIFIC ●EUROPE	MHEINZ@SIDLEY.COM +1 312 853 2071

June 9, 2022

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jennifer Angelini
Erin Purnell

Re:	Faraday Future Intelligent Electric Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 4, 2021 File No. 333-258993

Ladies and Gentlemen:

On behalf of Faraday Future Intelligent Electric Inc. (the “Company”), we are filing concurrently herewith Amendment No. 2 to the above-referenced Registration Statement on Form S-1 (as so amended, the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 19, 2021 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

U.S. Securities and Exchange Commission

June 9, 2022

1.	We note that your responses to our comment letter refer to your operations and subsidiaries in China, but not in Hong Kong. Your list of subsidiaries filed as exhibit 21.1 indicates that you have three Hong Kong subsidiaries. Accordingly, please revise the China-based disclosure on your prospectus cover page and elsewhere to refer to your operations and subsidiaries in Hong Kong.

Response: In response to the Staff’s comment, the Company has updated the disclosure on the cover page and pages i, 2, 5, 32 and 75 of the prospectus included in the Registration Statement accordingly.

The Company respectfully advises the Staff that the Company’s existing Hong Kong subsidiaries are not currently operating subsidiaries and the Company does not currently conduct business operations in Hong Kong.

2.	We note that your definition of “PRC Subsidiaries” refers to operating subsidiaries on the cover, all subsidiaries on page i, and three specified subsidiaries on page 2. Please revise to reconcile this apparent inconsistency.

Response: In response to the Staff’s comment, the Company has revised the definition of “PRC Subsidiaries” in all applicable places in the Registration Statement to clarify that “PRC Subsidiaries” refers to all subsidiaries of the Company organized in China and in Hong Kong.

3.	We note your disclosure that, as a result of the risks identified, your operations and/or the value of your Class A Common Stock and Warrants may be “adversely affected.” Please revise to indicate whether the risks could result in a “material change” in your operations and/or securities value, if true.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of the prospectus and elsewhere in the Registration Statement accordingly.

U.S. Securities and Exchange Commission

June 9, 2022

4.	We note the reference to “our ability to offer or continue to offer securities . . . .” Since the selling shareholders are offering to sell shares and warrants pursuant to the prospectus, please revise to additionally refer to the ability of the selling shareholders to offer the securities. Please make conforming changes to your summary and risk factors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and on pages 5, 6 and 37 of the prospectus included in the Registration Statement accordingly.

5.	We note your disclosure that FF Top exercises voting power over 37.4% of the outstanding common stock. We also note your disclosure in the next paragraph on page 46 that FF Top beneficially owns 67.2% of FF’s outstanding common shares and the voting power of such shares. Please explain why these statements are not contradictory or revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 47 of the prospectus included in the Registration Statement accordingly.

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U.S. Securities and Exchange Commission

June 9, 2022

If you have any questions regarding the foregoing or the Registration Statement, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:	Brian Fritz, Faraday Future Intelligent Electric Inc.
Assistant General Counsel